Exhibit 99.1

Notice of Annual General Meeting of Shareholders to be Held on December 29, 2017

Seoul, South Korea, November 21, 2017 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today announced that the annual general meeting of shareholders (the "AGM") of the Company will be held at 9:00 AM Korea Standard Time on December 29, 2017 at the Company's building at Room 301 on the 3rd Floor of 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea 101-797, to consider and, if thought fit, to pass and approve the following resolutions:

•	as an ordinary resolution, that Hyun Chul (Richard) Chun, who was nominated for the second term by the directors of the Company as a director on November 10, 2017, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	as an ordinary resolution, that Seung Heon (Steve) Kim, who was nominated for the second term by the directors of the Company as a director on November 10, 2017, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	as an ordinary resolution, that Moon Seong (Mason) Choi, who was elected by the directors of the Company as a director on November 10, 2017, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	as an ordinary resolution, that Joo Yoon, who was elected by the directors of the Company as a director on November 10, 2017, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	as an ordinary resolution, that Ernst & Young Han Young be appointed as independent auditor of the Company for the financial statements ending December 31, 2017

Holders of record of ordinary shares at the close of business on November 24, 2017 (Eastern Time) will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card to: Board Secretary, Hanwha Q CELLS Co., Ltd., 5th Floor, 86 Cheonggyecheon-ro, Jung-gu, Seoul, Korea 101-797. The proxy card shall be received by the Company’s Board Secretary no later than 5:00 PM Korea Standard Time on December 28, 2017 to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares will be entitled to vote through the depositary at the AGM. Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world's largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ), with diverse international manufacturing facilities in Malaysia and China. Its domicile is Georgetown, Grand Cayman Islands. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the Company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com/.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS' operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.